[LETTERHEAD OF EASY CD YEARBOOK, INC.]


                                                              September 26, 2008


Via Fax and Edgar

Ms. Lauren Nguyen
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

     Re: Easy CD Yearbook, Inc.
         Registration Statement on Form S-1 Filed on June 25, 2008, and amended on August 20, 2008 and September 12, 2008.
         File No. 333-151931

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Easy CD Yearbook, Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 5:30 p.m. EST on September 30, 2008, or as soon as practicable thereafter, and as part of this request acknowledges the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact Gersten Savage LLP, counsel for the Company, tel. 212-752-9700, fax 212-980-5192. Thank you for your attention to this matter.

                                           Sincerely,

                                           EASY CD YEARBOOK, INC.


                                           /s/ Almaymoon Mawji
                                           -------------------------------------
                                           Almaymoon Mawji
                                           President

cc: Gersten Savage LLP